

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 22, 2014

Via E-mail
Mr. Giorgos Kallides
President, Treasurer, and Secretary
Betafox Corp.
8 Nicou Georgiou, block 1, app 201
Nicosia, 1095
Cyprus

> **Re:** **Betafox Corp.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed September 15, 2014**
> **File No. 333-197968**

Dear Mr. Kallides:

We reviewed the amended registration statement and have the comments below.

General

1. Notwithstanding the representations made to us in response to comment one in our September 4, 2014 letter that Betafox has a specific business plan to manufacture and sell colored flame candles and no plan, agreement, arrangement, or understanding to engage in a merger or acquisition with an unidentified company or companies or other entity or person, disclosures indicate that Betafox is a shell company and also a development stage company with minimal business operations. In this regard, we also note that the company has had no revenues to date, requires a minimum of $25,000 from this offering to implement its plan of operations for the next 12 months, has no arrangements for additional financing, expects to suffer significant losses into the foreseeable future, and there is substantial doubt about its ability to continue as a going concern, produce any operating revenues, or ever achieve profitable operations. Thus we continue to believe that Betafox's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that this offering should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

2. Please confirm to us that your fiscal year end is June 30.

Prospectus' Outside Front Cover Page

3. We note your revised disclosure in response to comment seven in our letter dated September 4, 2014. Please revise the second row of the tabular disclosure to refer to "Offering Expenses" rather than "Offering Proceeds."

Because we are considered to be a "shell company" …, we are subject to additional disclosure requirements if we acquire or dispose of significant assets…, page 5

4. We note the disclosure that you are subject to additional disclosure requirements if you enter into a transaction which results in a significant acquisition or disposition of assets. Please revise your disclosure to indicate, if true, that you have no plan, agreement, arrangement, or understanding to engage in a merger or acquisition with an unidentified company or companies or other entity or person. In this regard, we also note the representation that you made to us in response to comment one in our September 4, 2014 letter.

Summary Compensation Table, page 32

5. Please revise your tabular disclosure to provide compensation disclosure for the most recently completed fiscal year, June 30, 2014. In this regard, we note disclosure in the first paragraph under "Description of Business" on page 24 stating that you established a fiscal year by the end of June.

Security Ownership of Certain Beneficial Owners and Management, page 32

6. Please revise footnote (1) disclosure to reflect the beneficial ownership as of the most recent practicable date. Additionally, we note that the disclaimer included at the end of the footnote creates unnecessary ambiguity regarding how the beneficial ownership of a stockholder is calculated. Please consider removing the disclaimer.

Non-cumulative Voting, page 36

7. Disclosure that present stockholders will own approximately 55% of your outstanding shares of common stock if all of the shares of common stock being offered in this registration statement are sold is inconsistent with revised disclosure on page 8 that your sole director and officer, Mr. Giorgos Kallides, will own 37.5% of your outstanding shares of common stock if all of the shares of common stock being offered in this registration statement are sold. Please reconcile the disclosures.

Exhibit 5.1

8. Refer to comment 28 in our September 4, 2014 letter. As requested previously, please ask counsel to revise its opinion to consent also to being *named* in the registration statement.

Exhibit 10.3

9. The revised lease agreement filed as Exhibit 10.3 should include the signatures of the parties and the date on which it was signed. Please revise and refile the exhibit accordingly.

Exhibit 23.1

10. We note your response to comment 29 in our letter dated September 4, 2014; however, the consent still shows the date of inception to be September 10, 2014. Please have your independent registered public accountant revise its consent to indicate that the date of inception is September 10, 2013.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti,

for Pamela A. Long
Assistant Director

cc: Via E-mail
        Scott P. Doney, Esq.
        Clark Corporate Law Group, LLP
        3273 East Warm Springs
        Las Vegas, NV 89120